Exhibit (e)

AUDITOR’S CONSENT

We consent to the incorporation by reference in the registration statement (No. 333-174268) on Form S-B of KfW of our report dated February 28, 2012, with respect to the consolidated financial statements of KfW as of and for the years ended December 31, 2011 and 2010, comprising the statements of comprehensive income, statements of financial position, statements of changes in equity, statements of cash flows and the notes to the consolidated financial statements, and the group management report for the business year from January 1, 2011 to December 31, 2011, which appears in KfW’s Annual Report on Form 18-K for the year ended December 31, 2010, as amended.

/s/ KPMG AG Wirtschaftsprüfungsgesellschaft

Frankfurt

March 29, 2012